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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  Schedule TO

                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ----------------

                      Security Capital Group Incorporated
                      (Name of Subject Company (Issuer))

                 Security Capital Group Incorporated (Offeror)
    (Name of Filing Person (Identifying Status as Offeror, Issuer or Other
                                   Person))

                Class B Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   81413P204
                     (CUSIP Number of Class of Securities)

                               Jeffrey A. Klopf
                      Senior Vice President and Secretary
                      Security Capital Group Incorporated
                125 Lincoln Avenue, Santa Fe, New Mexico 87501
                           Telephone: (505) 982-9292
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                            Adam O. Emmerich, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York 10019
                           Telephone: (212) 403-1000

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                           CALCULATION OF FILING FEE

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
 Transaction Value*                                       Amount of Filing Fee
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
 $200,000,009                                                   $40,000

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* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,302,326 shares of Class B Common Stock, par value $.01 per share, at the maximum tender offer price of $21.50 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A
    Form or Registration No.: N/A
    Filing Party: N/A
    Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the tender offer by Security Capital Group Incorporated, a Maryland corporation, to purchase 9,302,326 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, of its Class B common stock, par value $.01 per share, including the associated preferred stock repurchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital Group Incorporated and The First National Bank of Boston, as rights agent, at prices not in excess of $21.50 nor less than $18.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 19, 2001, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context requires otherwise, all references to shares shall include the associated preferred stock repurchase rights. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

   The information in the offer to purchase and the related letter of transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

Item 12. Exhibits

 (a)(1)(A)  Offer to Purchase dated March 19, 2001
 (a)(1)(B)  Letter of Transmittal
 (a)(1)(C)  Notice of Guaranteed Delivery
 (a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001
 (a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001
 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9
 (a)(1)(G)  Summary Advertisement dated March 19, 2001
 (a)(1)(H)  Notice of Conversion for Class A Common Stock
 (a)(1)(I)  Notice of Conversion for 6.50% Convertible Subordinated Debentures
            due 2016
 (a)(1)(J)  Letter to brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19,
            2001
 (a)(1)(K)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001
 (a)(2)-(4) Not applicable
 (a)(5)(A)  Letter to stockholders from the Chairman of the Board and Chief
            Executive Officer dated March 19, 2001
 (a)(5)(B)  Letter to holders of Class A Common Stock and 6.50% Convertible
            Subordinated Debentures due 2016 from the Chairman of the Board and
            Chief Executive Officer dated March 19, 2001
 (a)(5)(C)  Press release dated March 19, 2001

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Security Capital Group Incorporated

                                             /s/ Jeffrey A. Klopf
                                          By: _________________________________
                                             Name: Jeffrey A. Klopf
                                             Title: Senior Vice President and
                                             Secretary

Dated: March 19, 2001

                                 EXHIBIT INDEX


 (a)(1)(A) Offer to Purchase dated March 19, 2001
 (a)(1)(B) Letter of Transmittal
 (a)(1)(C) Notice of Guaranteed Delivery
 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001
 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 19, 2001
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9
 (a)(1)(G) Summary Advertisement dated March 19, 2001
 (a)(1)(H) Notice of Conversion for Class A Common Stock
 (a)(1)(I) Notice of Conversion for 6.50% Convertible Subordinated Debentures due 2016
 (a)(1)(J) Letter to brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001
 (a)(1)(K) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees relating to Class A Common Stock dated March 19, 2001
 (a)(5)(A) Letter to stockholders from the Chairman of the Board and Chief
           Executive Officer dated March 19, 2001
 (a)(5)(B) Letter to holders of Class A Common Stock and 6.50% Convertible
           Subordinated Debentures due 2016 from the Chairman of the Board and Chief Executive Officer dated March 19, 2001
 (a)(5)(C) Press release dated March 19, 2001